Marex Group plc announces third quarter 2025 results

NEW YORK, 6 November 2025 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the ‘Group’; Nasdaq: MRX) a diversified global financial services platform, providing essential liquidity, market access and infrastructure services to clients in the energy, commodities and financial markets, today reported financial results for the third quarter ('Q3 2025').

Ian Lowitt, Group Chief Executive Officer, stated, “I’m pleased to report strong third quarter financial results at the top end of our previously announced preliminary range and continuing the momentum from the first half of the year. Revenue for the third quarter was $485 million and we grew Adjusted Profit Before Tax1 to $101 million, up 25% year on year. In a more challenging operating environment, this quarter demonstrated how we have successfully diversified our business. This has been primarily driven by growth in our Prime services business, which continued to be a standout success and increased the resiliency of our earnings. Clearing remains at the heart of the firm and continued to perform very strongly as we had one of our highest-ever client onboarding quarters, driving 4% growth in average client balances to $13.3 billion. The fourth quarter has started very strongly, and we are optimistic about the rest of the year and the year ahead."

Financial and Operational Highlights
Q3 2025 year-to-date performance

Revenue	Adjusted Profit Before Tax[1]	Profit Before Tax	Reported Basic EPS
$1,452.0m	$303.2m	$300.4m	$2.98
+23%	+26%	+38%	+35%
Q3 YTD 24: $1,179.1m	Q3 YTD 24: $239.7m	Q3 YTD 24: $218.0m	Q3 YTD 24: $2.20
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
•Adjusted Profit Before Tax1 of $303.2m, up 26% year on year, maintaining our growth trajectory in a more challenging operating environment in Q3
–Revenue increased by 23% to $1,452.0m (Q3 2024: $1,179.1m), driven by growth in both Clearing and Agency and Execution
–Adjusted Profit Before Tax1 Margin increased to 20.9% (Q3 2024: 20.3%), driven by margin expansion in Agency and Execution, reflecting growth in Prime Services and the benefits of restructuring

Q3 2025 quarter-to-date performance

Revenue	Adjusted Profit Before Tax[1]	Profit Before Tax	Reported Basic EPS
$484.6m	$100.5m	$98.8m	$0.97
+24%	+25%	+25%	+24%
Q3 24: $391.2m	Q3 24: $80.5m	Q3 24: $79.0m	Q3 24: $0.78
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
•Delivered strong Q3 performance despite lower exchange volumes and volatility compared to Q2, reflecting the resilience of our earnings as we have diversified and grown the business
–Adjusted Profit Before Tax of $101m grew 25% year on year, at the top end of the previously announced preliminary range
–Adjusted Profit Before Tax Margin improved 10bps to 20.7% (Q3 2024: 20.6%)
•Revenue increased by 24% to $484.6m, demonstrating the diversification of our franchise in a more challenging environment for some of our businesses:
–Clearing revenue increased by 14% to $133.5m, driven by 4% growth in average Clearing client balances to $13.3bn as we added new clients and growth in contracts cleared
–Agency and Execution revenue increased by 52% to $258.5m, driven by strong growth in Securities revenues and the ongoing expansion of Prime Services
–Hedging and Investment Solutions revenue increased by 36% to $48.4m, reflecting strong performance across both Hedging Solutions and Financial Products in more supportive market conditions
–Market Making revenue decreased by (16)% to $43.8m due to more challenging market conditions for Metals and Agriculture, as uncertainty around global tariffs persisted

Financial and Operational Highlights (continued)

Strategic Execution

•Continued to execute our disciplined M&A growth strategy: announced further acquisitions, adding new clients and capabilities to our platform
–Winterflood Securities on July 25, a leading UK equity market maker, enhancing Marex’s existing UK cash equities business
–Valcourt on October 22, establishing local presence in the Swiss market with the addition of 700 clients and enhancing our fixed income capabilities
•Prudent approach to capital and funding: maintained a strong balance sheet and significant levels of surplus liquidity
–Investment Grade credit rating reaffirmed by S&P on September 23, reflecting Marex's robust performance and strong balance sheet; Marex Capital Markets Inc. (MCMI) also rated for the first time due to its significance to the overall business
•Risk management discipline: robust approach to managing risk while supporting our clients ensured low credit provisions through the quarter
•Dividend: Q3 2025 dividend of $0.15 per share, to be paid in the fourth quarter of 2025

	3 months ended	3 months ended		9 months ended	9 months ended
Financial Highlights: ($m)	30 September 2025	30 September 2024	Change	30 September 2025	30 September 2024	Change
Revenue	484.6	391.2	24%	1,452.0	1,179.1	23%
Profit Before Tax	98.8	79.0	25%	300.4	218.0	38%
Profit Before Tax Margin (%)	20.4%	20.2%	20 bps	20.7%	18.5%	220 bps
Profit After Tax	73.2	58.4	25%	222.4	161.3	38%
Profit After Tax Margin (%)	15.1%	14.9%	20 bps	15.3%	13.7%	160 bps
Return on Equity (%)	25.5%	25.4%	10 bps	27.5%	25.4%	210 bps
Basic Earnings per Share ($)[2]	0.97	0.78	24%	2.98	2.20	35%
Diluted Earnings per Share ($)[2]	0.92	0.73	26%	2.80	2.05	37%

Adjusted Profit Before Tax[1]	100.5	80.5	25%	303.2	239.7	26%
Adjusted Profit Before Tax Margin (%)[1]	20.7%	20.6%	10 bps	20.9%	20.3%	60 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	72.2	57.5	26%	217.5	173.2	26%
Adjusted Return on Equity (%)[1]	27.6%	27.9%	(30) bps	29.6%	30.8%	(120) bps
Common Equity	1,047.8	823.5	27%	980.9	749.7	31%
Adjusted Basic Earnings per Share ($)[1,2]	1.01	0.82	23%	3.05	2.51	22%
Adjusted Diluted Earnings per Share ($)[1,2]	0.96	0.76	26%	2.87	2.35	22%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such non-IFRS measure to its most directly comparable IFRS measure. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.
2. Weighted average number of shares reflects the Group's 2024 reverse share split.

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, November 6, 2025, at 9am Eastern Time. A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here:
https://events.q4inc.com/attendee/471691950
Enquiries please contact:
Marex
Investors – Adam Strachan
+1 914 200 2508 / astrachan@marex.com
Media – Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 716 525 7239 / +44 7976 870 961 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024		30 September 2025	30 September 2024
	$m	$m	Change	$m	$m	Change
Net commission income	232.2	202.8	14%	740.0	630.1	17%
Net trading income	197.7	121.6	63%	560.1	364.3	54%
Net interest income	38.5	63.5	(39)%	126.5	164.5	(23)%
Net physical commodities income	16.2	3.3	391%	25.4	20.2	26%
Revenue	484.6	391.2	24%	1,452.0	1,179.1	23%

Compensation and benefits	(292.0)	(241.7)	21%	(889.6)	(727.6)	22%
Depreciation and amortisation	(9.6)	(6.8)	41%	(26.1)	(22.3)	17%
Other expenses	(88.3)	(65.9)	34%	(245.8)	(216.1)	14%
(Provision)/recovery for credit losses	(0.1)	0.6	(117)%	(1.2)	2.8	(143)%
Bargain purchase gain on acquisitions	—	—	n.m.[2]	3.6	—	n.m.[2]
Other income	4.2	1.6	163%	7.5	2.1	257%
Profit Before Tax	98.8	79.0	25%	300.4	218.0	38%
Tax	(25.6)	(20.6)	24%	(78.0)	(56.7)	38%
Profit After Tax	73.2	58.4	25%	222.4	161.3	38%

Reconciliation to Adjusted Profit Before Tax:[1]

Profit Before Tax	98.8	79.0	25%	300.4	218.0	38%
Bargain purchase gain	—	—	n.m.[2]	(3.6)	—	n.m.[2]
Amortisation of acquired brands and customer lists	1.7	1.2	42%	4.7	3.8	24%
Activities relating to shareholders	—	—	n.m.[2]	—	2.4	n.m.[2]
Employer tax on vesting of the growth shares	—	—	n.m.[2]	—	2.2	n.m.[2]
Owner fees	—	—	n.m.[2]	0.4	2.4	(83)%
IPO preparation costs	—	0.3	n.m.[2]	—	8.6	n.m.[2]
Fair value of the cash settlement option on the growth shares	—	—	n.m.[2]	—	2.3	n.m.[2]
Public offering of ordinary shares	—	—	n.m.[2]	1.3	—	n.m.[2]
Adjusting items	1.7	1.5	13%	2.8	21.7	(87)%
Adjusted Profit Before Tax[1]	100.5	80.5	25%	303.2	239.7	26%
1. These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2. n.m. = not meaningful as a percentage.

Financial Review (continued)
Summary Financial Results (continued)

Costs and Group Headcount
The Board and Senior Management also monitor costs split between Front Office Costs and Control and Support Costs to better understand the Group's performance. The table below provides the Group's management view of costs:

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024		30 September 2025	30 September 2024
	$m	$m	Change	$m	$m	Change
Front office costs[2]	(264.0)	(215.1)	23%	(794.6)	(649.7)	22%
Control and support costs[2]	(116.3)	(92.1)	26%	(339.1)	(276.0)	23%
Other	—	(0.4)	(100)%	(1.7)	(18.0)	(91)%
Total Reported Costs[1]	(380.3)	(307.6)	24%	(1,135.4)	(943.7)	20%
1.    Total Reported Costs consist of total expenses, excluding depreciation and amortisation, as per the Consolidated Income Statement. See Appendix 3 for 9 months ended 30 September balances.
2. Management review Front Office Costs and Control and Support Costs when assessing Adjusted Profit Before Tax performance.

The following table provides a breakdown of Front Office and Control and Support Headcount:

	30 September 2025	30 September 2024		30 September 2025	30 September 2024
Full Time Equivalent (‘FTE’) headcount[1]	Average for the three-month period	Average for the three-month period	Change	Average for the nine-month period	Average for the nine-month period	Change
Front office	1,482	1,251	18%	1,361	1,247	9%
Control and support	1,486	1,110	34%	1,310	1,063	23%
Total	2,968	2,361	26%	2,671	2,310	16%
1.    For analysis purposes, average headcount is used in the performance commentary outlined below.
Performance for the three months ended 30 September 2025
Revenue grew by 24% to $484.6m (Q3 2024: $391.2m), driven by a strong performance in Clearing, Agency and Execution and Hedging and Investment Solutions.
Net commission income increased 14% to $232.2m (Q3 2024: $202.8m). The increase was primarily driven by strong performance in Agency and Execution, which grew $24.7m to $166.6m (Q3 2024: $141.9m), led by higher Securities revenues, particularly in equities and credit, and further supported by Energy. Growth was also driven by Clearing, which increased $4.5m to $66.3m (Q3 2024: $61.8m), reflecting new client onboarding and increased contracts cleared.
Net trading income rose 63% to $197.7m (Q3 2024: $121.6m). The increase was driven by a $65.5m rise in Agency and Execution to $85.8m (Q3 2024: $20.3m), reflecting strong performance in Securities. The most significant contribution came from the continued strategic expansion of our Prime Services capabilities, including growth in our securities-based swaps offering, FX and stock lending. Growth was further supported by Hedging and Investment Solutions, which recorded its strongest quarter on record, with trading revenue increasing $24.1m to $69.8m (Q3 2024: $45.7m).
For NII, interest on balances has increased by $9.2m to $127.1m (Q3 2024: $117.9m) reflecting growth in average balances to $18.6bn (Q3 2024: $13.8bn) partially offset by a 100bps reduction in the average fed funds rate over the same period. This growth was more than offset by an increase in interest expense of $34.1m reflecting an increase in senior debt issuances in November 2024 ($600m) and May 2025 ($500m) in Corporate and the ongoing structured note issuance in Hedging and Investment Solutions.
Total reported costs increased 24% to $380.3m (Q3 2024: $307.6m), reflecting higher Front Office and Control and Support costs.
Front office costs rose $48.9m to $264.0m (Q3 2024: $215.1m) largely due to higher compensation linked to strong revenue performance, a 18% increase in average front-office headcount, and greater investment in front-office technology to support future growth.
Control and Support costs increased $24.2m to $116.3m (Q3 2024: $92.1m), primarily reflecting recent acquisitions and continued investment across our finance, risk, technology and compliance functions as we continue to invest in our people and systems to support the Group's future growth.
Reported Profit Before Tax increased $19.8m to $98.8m (Q3 2024: $79.0m), driven by strong revenue growth and improved operating leverage. The Reported Profit Before Tax margin rose slightly to 20.4% (Q3 2024: 20.2%), reflecting margin expansion within Agency and Execution from the growth of higher-margin products, including Prime Services, and the restructuring of underperforming desks.

Financial Review (continued)
Summary Financial Results (continued)

Adjusting items increased marginally by $0.2m to $1.7m (Q3 2024: $1.5m). Adjusting items in Q3 2025 related solely to the amortisation of acquired brands and customers lists within the Corporate segment.
As a result of the revenue and cost trends noted above, Adjusted Profit Before Tax1 increased 25% to $100.5m (Q3 2024: $80.5m), while the Adjusted Profit Before Tax Margin1 improved 10bps to 20.7% (Q3 2024: 20.6%), reflecting Prime Services and the restructuring of underperforming desks.

Performance for the nine months ended 30 September 2025
Revenue grew 23% to $1,452.0m (Q3 YTD 2024: $1,179.1m), driven by a $195.8m increase in net trading income and a $109.9m increase in net commission income.
Interest on balances has increased by $36.1m to $359.5m (Q3 YTD 2024: $323.4m) reflecting growth in average balances to $17.9bn (Q3 2024: $12.9bn) partially offset by a 100 bps reduction in the average fed funds rate over the same period. This growth was more than offset by an increase in interest expense of $74.1m reflecting an increase in senior debt issuances in November 2024 ($600m) and May 2025 ($500m) in Corporate and the ongoing structured note issuance in Hedging and Investment Solutions.
Total reported costs increased 20% to $1,135.4m (Q3 YTD 2024: $943.7m), reflecting higher Front Office and Control and Support costs. Front Office costs rose 22% to $794.6m (Q3 YTD 2024: $649.7m), while Control and Support costs increased 23% to $339.1m (Q3 YTD 2024: $276.0m). The increase in the Group’s cost base primarily reflects 16% growth in average headcount, higher performance-related compensation linked to strong growth, and increased investment across key functions including technology.
Reported Profit Before Tax increased 38% to $300.4m (Q3 YTD 2024: $218.0m), reflecting robust top-line growth and improved operating leverage. The Reported Profit Before Tax Margin rose to 20.7% (Q3 YTD 2024: 18.5%), supported by margin expansion in Agency and Execution, driven by higher-margin products, including Prime Services, and the restructuring of underperforming desks.
As a result of these trends, Adjusted Profit Before Tax1 increased 26% to $303.2m (Q3 YTD 2024: $239.7m), and the Adjusted Profit Before Tax Margin1 improved to 20.9% (Q3 YTD 2024: 20.3%).
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.

Net interest income1

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024	Change	30 September 2025	30 September 2024	Change
Average Fed Funds %	4.3%	5.3%	(100) bps	4.3%	5.3%	(100) bps
Average balances ($bn)[2]	18.6	13.8	4.8	17.9	12.9	5.0
Interest Income ($m)	194.0	187.2	6.8	548.2	518.7	29.5
Interest paid out ($m)	(66.9)	(69.3)	2.4	(188.7)	(195.3)	6.6
Interest on balances ($m)	127.1	117.9	9.2	359.5	323.4	36.1
Net Yield on balances %	2.7%	3.4%	(70) bps	2.3%	3.3%	(100) bps
Average notional debt securities ($bn)	(5.5)	(2.7)	(2.8)	(4.8)	(2.6)	(2.2)
Yield %	6.4%	8.0%	(160) bps	6.5%	8.1%	(160) bps
Interest expense ($m)	(88.5)	(54.4)	(34.1)	(233.0)	(158.9)	(74.1)
Net Interest Income ($m)	38.6	63.5	(24.9)	126.5	164.5	(38.0)
1.The interest income and interest expense amounts are presented net of certain elements which are presented gross within the IFRS Consolidated Income Statement. See Appendix 3 for 9 months ended 30 September balances.
2.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period.

Financial Review (continued)
Segmental performance

Clearing
Marex provides clearing services across energy, commodity and financial markets. We face the exchange on behalf of our clients providing access to 60 exchanges globally.
Performance for the three months ended 30 September 2025
Clearing revenue increased 14% to $133.5m (Q3 2024: $116.7m), driven by growth across all revenue lines, record client balances and increased volumes. Clearing client balances grew to $13.3bn in Q3 2025, reflecting strong client onboarding. The acquisition of Aarna Capital Limited, which completed on 27 March, performed in line with expectations and contributed to growth in the Middle East.
Net commission income increased by $4.5m to $66.3m (Q3 2024: $61.8m) reflecting new client onboarding and increased contracts cleared.
Net trading income increased by $5.4m to $5.6m (Q3 2024: $0.2m) driven by $3m in Energy OTC swaps clearing, with the remaining balance in repo clearing.
Net interest income increased to $61.6m (Q3 2024: $54.7m) primarily reflecting higher average client balances, partially offset by 100bps of lower average fed funds rates compared to Q3 2024.
Adjusted Profit Before Tax1 increased by 7% to $67.0m (Q3 2024: $62.4m) while Adjusted Profit Before Tax Margin1 decreased to 50% (Q3 2024: 53%) due to continued investment in regional expansion including APAC, South America and Continental Europe.

Performance for the nine months ended 30 September 2025
Clearing revenue increased 15% to $391.5m (Q3 YTD 2024: $341.6m) with growth across all revenue lines.
Net commission income increased by 4% to $205.6m (Q3 YTD 2024: $197.4m) and net trading income increased to $16.8m (Q3 YTD 2024: $2.5m). These were driven by higher market volatility in the second quarter and increased client activity. Net interest income increased 19% to $169.1m primarily reflecting higher client balances, partially offset by 100 bps lower average fed funds rates compared to Q3 YTD 2024.
Adjusted Profit Before Tax1 increased 7% to $194.1m (Q3 YTD 2024: $181.4m) while Adjusted Profit Before Tax Margin1 decreased to 50% (Q3 YTD 2024: 53%) due to geographic expansion.

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024		30 September 2025	30 September 2024
	$m	$m	Change	$m	$m	Change
Net commission income	66.3	61.8	7%	205.6	197.4	4%
Net interest income	61.6	54.7	13%	169.1	141.7	19%
Net trading income	5.6	0.2	2,700%	16.8	2.5	572%
Revenue	133.5	116.7	14%	391.5	341.6	15%
Front office costs	(42.8)	(36.6)	17%	(130.3)	(109.0)	20%
Control and support costs	(23.5)	(17.6)	34%	(66.1)	(51.0)	30%
Recovery/(provision) for credit losses	—	—	n.m.[3]	(0.6)	0.1	(700)%
Depreciation and amortisation	(0.2)	(0.1)	100%	(0.4)	(0.3)	33%
Adjusted Profit Before Tax ($m)[1]	67.0	62.4	7%	194.1	181.4	7%
Adjusted Profit Before Tax Margin[1]	50%	53%	(300) bps	50%	53%	(300) bps

Front office headcount (No.)[2]	278	269	3%	277	260	7%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q3 24 and Q3 YTD 24.
3. n.m. = not meaningful as a percentage.

Key Performance Indicators	12 months ended 30 September 2025	12 months ended 30 September 2024
			Change
Marex contracts cleared (m)	1,257	1,054	19%
Market volumes[1] (m)	12,017	11,296	6%

1.Volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX).

Financial Review (continued)
Segmental performance (continued)

Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our Energy division provides essential liquidity to clients by connecting buyers and sellers in the energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental and crude markets in North America; and oil products globally. We achieve this through the breadth and depth of the services we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Our Securities division provides essential liquidity and risk management solutions to clients across global financial markets. Leveraging our international network, we connect buyers and sellers in equities, credit, financing, foreign exchange (FX), and rates, enabling efficient price discovery and tailored hedging strategies. Through our Prime Services business we deliver comprehensive solutions for institutional clients, including clearing, custody, capital introduction, portfolio financing, and outsourced trading.
Performance for the three months ended 30 September 2025
Q3 2025 was another strong quarter for Agency and Execution, with revenue increasing by 52% to $258.5m (Q3 2024: $170.4m). This was primarily driven by strong growth in Securities, reflecting the ongoing strategic expansion of our Prime Services offering, as well as an increase in Energy revenues.
Securities revenues, increased by $81.8m to $181.5m (Q3 2024: $99.7m) largely driven by our Prime Services business, where revenues grew $39.5m to $57.2m (Q3 2024: $17.7m), reflecting continued client growth and momentum in securities-based swaps. Broad-based growth was also seen across all asset classes including, equities, rates, credit and FX, supported by elevated client activity. Additionally, the acquisition of Hamilton Court which completed July 1, further contributed to the growth in Securities revenue.
Energy revenues increased by $4.7m to $75.0m (Q3 2024: $70.3m), driven by growth across our larger oil, energy, and environmental desks.
Adjusted Profit Before Tax1 increased by 159% to $66.2m (Q3 2024: $25.6m) while Adjusted Profit Before Tax Margin1 increased to 26% (Q3 2024: 15%). This improvement was driven by growth in higher-margin activities, particularly Prime Services, along with productivity gains from restructuring.
Performance for the nine months ended 30 September 2025
Agency and Execution revenue increased 51% to $758.8m (Q3 YTD 2024: $503.0m) driven by strong growth in both Securities and Energy.
Securities revenues grew by $212.9m to $501.1m (Q3 YTD 2024: $288.2m) driven by growth in all asset classes including – equities, rates, credit and FX – and the strategic expansion of our Prime Services offering, which contributed $118.7m of revenue growth year-over-year.
Energy revenues increased by $41.6m to $255.2m (Q3 YTD 2024: $213.6m), reflecting record volumes in H1 2025, which moderated in the third quarter, strong demand for our environmentals products, particularly in the US, and continued expansion of our oil and energy desks.
Adjusted Profit Before Tax1 increased 172% to $191.9m (Q3 YTD 2024: $70.5m), with Adjusted Profit Before Tax Margin1 rising to 25% (Q3 YTD 2024: 14%). This was driven by growth in higher-margin activities and restructuring benefits.

Financial Review (continued)
Segmental performance (continued)

Agency and Execution (continued)

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024		30 September 2025	30 September 2024
	$m	$m	Change	$m	$m	Change
Securities	181.5	99.7	82%	501.1	288.2	74%
Energy	75.0	70.3	7%	255.2	213.6	19%
Other revenue	2.0	0.4	400%	2.5	1.2	108%
Revenue	258.5	170.4	52%	758.8	503.0	51%
Front office costs	(164.1)	(127.0)	29%	(494.7)	(385.8)	28%
Control and support costs	(28.1)	(17.4)	61%	(71.4)	(45.5)	57%
(Provision)/recovery for credit losses	—	—	n.m.[3]	(0.6)	(0.3)	100%
Depreciation and amortisation	(0.1)	(0.4)	(75)%	(0.4)	(0.9)	(56)%
Other income	—	—	n.m.[3]	0.2	—	n.m.[3]

Adjusted Profit Before Tax ($m)[1]	66.2	25.6	159%	191.9	70.5	172%
Adjusted Profit Before Tax Margin[1]	26%	15%	1,100 bps	25%	14%	1,100 bps

Front office headcount (No.)[2]	837	654	28%	728	669	9%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3. n.m = not meaningful as a percentage.

	12 months ended	12 months ended
Key Performance Indicators	30 September 2025	30 September 2024	Change
Marex volumes: Energy (m)	71	57	25%
Market volumes: Securities (m)[1]	301	286	5%
Market volumes: Energy (m)[2]	1,895	1,655	15%
Market volumes: Securities (m)[3]	11,501	10,778	7%

1.Volumes represent only a portion of Marex’s securities revenue, primarily volumes linked to exchange-traded derivatives. This measure excludes contributions from our prime business, securities lending, FX, repo and credit.
2.Volumes traded on Marex key exchanges (Eurex, ICE, NYMEX, SGX)
3.Volumes relating to Financial securities (corporate bonds, equities, FX, repo, volatility) traded on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX

Financial Review (continued)
Segmental performance (continued)

Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products, primarily in the energy, metals and agriculture markets. This ability to make prices and trade as principal in a wide variety of energy, environmentals and commodity markets differentiates us from many of our competitors.
Performance for the three months ended 30 September 2025
Market Making revenue declined 16% to $43.8m (Q3 2024: $52.0m) reflecting mixed market conditions across asset classes. Revenue growth in Securities and Energy were offset by weaker results in Metals and Agriculture.
Securities revenue increased to $12.7m (Q3 2024: $10.4m) driven by growth in equities, credit and FX.
Energy also performed strongly, with revenue up $1.3m to $7.3m (Q3 2024: $6.0m) supported by higher client hedging activity.
Metals revenue declined 26% to $23.6m (Q3 2024: $31.8m), primarily due to reduced client activity and lower volatility in base metals, amid ongoing uncertainty surrounding global tariffs. Precious metals, however, delivered strong growth, supported by recent price strength in silver and gold. The comparison was also impacted by a particularly strong Q3 2024, which benefitted from heightened market volatility in the metals market following revised guidance on Russian metals from the LME in Q2 2024.
Agriculture remained under pressure, with revenue down $3.6m to $0.2m in Q3 2025 (Q3 2024: $3.8m) as ongoing tariff-related uncertainty and elevated commodity prices, notably in cocoa and coffee, reduced liquidity and constrained trading strategies.
Adjusted Profit Before Tax1 decreased by 59% to $7.0m (Q3 2024: $17.1m), while Adjusted Profit Before Tax Margin1 decreased to 16% (Q3 2024: 33%). The decrease reflected lower overall revenue and a more challenging trading environment across several asset classes.
Performance for the nine months ended 30 September 2025
Market Making revenue decreased 6% to $154.1m (Q3 YTD 2024: $163.3m) as lower revenue in Metals and Agriculture were partly offset by growth in Energy and Securities.
Metals revenues declined by $12.7m to $87.5m (Q3 YTD 2024: $100.2m), as heightened volatility seen in the prior year receded. Energy revenues increased by $7.0m to $26.8m (Q3 YTD 2024: $19.8m) supported by increased market volatility in Q2 2025 and strong client hedging flows. Agriculture revenue fell by $10.8m to $7.3m (Q3 YTD 2024: $18.1m), as challenging market dynamics impacted performance in Q2 2025 and Q3 2025. Securities revenue increased to $32.5m (Q3 YTD 2024: $25.2m) primarily driven by growth in equities and FX.
Adjusted Profit Before Tax1 decreased 26% to $42.1m (Q3 YTD 2024: $56.6m), while Adjusted Profit Before Tax Margin1 decreased 800bps to 27% (Q3 YTD 2024: 35%).

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024		30 September 2025	30 September 2024
	$m	$m	Change	$m	$m	Change
Metals	23.6	31.8	(26)%	87.5	100.2	(13)%
Agriculture	0.2	3.8	(95)%	7.3	18.1	(60)%
Energy	7.3	6.0	22%	26.8	19.8	35%
Securities	12.7	10.4	22%	32.5	25.2	29%
Revenue	43.8	52.0	(16)%	154.1	163.3	(6)%
Front office costs	(30.1)	(29.0)	4%	(91.5)	(84.2)	9%
Control and support costs	(7.1)	(5.8)	22%	(20.7)	(22.2)	(7)%
Depreciation and amortisation	—	(0.1)	(100)%	(0.2)	(0.3)	(33)%
Other income	0.4	—	n.m.[3]	0.4	—	n.m.[3]
Adjusted Profit Before Tax ($m)[1]	7.0	17.1	(59)%	42.1	56.6	(26)%
Adjusted Profit Before Tax Margin[1]	16%	33%	(1,700) bps	27%	35%	(800) bps
Front office headcount (No.)[2]	161	147	10%	155	144	8%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for Q3 2024 and YTD Q3 2024.
3. n.m = not meaningful as a percentage.

Financial Review (continued)
Segmental performance (continued)

Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored commodity hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Our financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product.
Performance for the three months ended 30 September 2025
Q3 2025 represented Hedging and Investment Solutions' strongest quarter on record, with revenue increasing 36% to $48.4m (Q3 2024: $35.6m), driven by strong performance across both Financial Products and Hedging Solutions.
Hedging Solutions revenue increased by $3.8m to $22.8m (Q3 2024: $19.0m), driven by strong client demand in commodities and FX, which was supported by the expansion of our client base.
Financial Products revenue increased by $9.0m to $25.6m (Q3 2024: $16.6m), reflecting strong performance in equity-linked structured notes.
Adjusted Profit Before Tax1 increased 64% to $12.0m (Q3 2024: $7.3m), with Adjusted Profit Before Tax Margins1 rising to 25% (Q3 2024: 21%), reflecting the strong revenue growth achieved. Despite this margin improvement, we continue to incur elevated costs associated with our technology platform investment and new hires to support future growth.
Performance for the nine months ended 30 September 2025
Hedging and Investment Solutions revenue increased 10% to $134.1m (Q3 YTD 2024: $121.6m), driven primarily by growth in Financial Products.
Financial Products revenue rose by 29% to $77.4m (Q3 YTD 2024: $60.1m), supported by continued client expansion and favorable market conditions. In contrast, Hedging Solutions revenue declined 8% to $56.7m (Q3 YTD 2024: $61.5m) reflecting reduced and shorter-duration hedging activity following US tariff announcements in April 2025, partly offset by strong growth in the third quarter.
Adjusted Profit Before Tax1 decreased 12% to $29.2m (Q3 YTD 2024: $33.3m), with Adjusted Profit Before Tax Margin1 declining to 22% (Q3 YTD 2024: 27%) as a result of continued investment in our technology platform to support long-term growth and scalability.

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024		30 September 2025	30 September 2024
	$m	$m	Change	$m	$m	Change
Hedging solutions	22.8	19.0	20%	56.7	61.5	(8)%
Financial products	25.6	16.6	54%	77.4	60.1	29%
Revenue	48.4	35.6	36%	134.1	121.6	10%
Front office costs	(27.0)	(22.5)	20%	(78.1)	(70.7)	10%
Control and support costs	(9.2)	(6.6)	39%	(26.3)	(19.9)	32%
Recovery of credit losses	—	1.0	(100)%	—	2.8	(100)%
Depreciation and amortisation	(0.2)	(0.2)	0%	(0.5)	(0.5)	0%
Other income	—	—	n.m.[4]	—	—	n.m.[4]
Adjusted Profit Before Tax ($m)[1]	12.0	7.3	64%	29.2	33.3	(12)%
Adjusted Profit Before Tax Margin[1]	25%	21%	400 bps	22%	27%	(500) bps
Front office headcount (No.)[2]	205	181	13%	202	174	16%
Structured notes balance ($m)[3]	3,797	2,279	67%	3,797	2,279	67%

1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    The Structured Notes balance presented is period end (e.g. 30 September 2025 and 30 September 2024). The 30 September 2025 balance consisted of 6,432 notes with an average maturity of 18 months and a total market value of $3,797m. The 30 September 2024 balance consisted of 3,468 notes with an average maturity of 16 months and a total market value of $2,279m.
4. n.m = not meaningful as a percentage.

Financial Review (continued)
Segmental performance (continued)
Corporate
Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate manages the Group’s funding requirements. Interest expense is incurred through debt securities issuance, which is charged to other segments thorough inter-segmental funding allocations to reflect their consumption of these resources.

	3 months ended	3 months ended		9 months ended	9 months ended
	30 September 2025	30 September 2024		30 September 2025	30 September 2024
	$m	$m	Change	$m	$m	Change
Revenue	0.4	16.5	(98)%	13.5	49.6	(73)%
Control and support costs	(48.4)	(44.7)	8%	(154.6)	(137.4)	13%
(Provision)/recovery for credit losses	(0.1)	(0.4)	(75)%	—	0.2	(100)%
Depreciation and amortisation	(7.4)	(4.8)	54%	(19.9)	(16.6)	20%
Other income	3.8	1.5	153%	6.9	2.1	229%

Adjusted Loss Before Tax ($m)[1]	(51.7)	(31.9)	62%	(154.1)	(102.1)	51%

Control and support headcount (No.)[2]	1,486	1,110	34%	1,310	1,063	23%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.

Summary Financial Position
Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform.
Total Assets have increased from $24.3bn at 31 December 2024 to $32.9bn at 30 September 2025. This was driven by increases in Trade Receivables from $7.6bn to $11.0bn and Securities from $6.5bn to $8.9bn.
During the period, the Group benefited from increased liquidity driven by growth in the Group's Financial Products business combined with the $500m proceeds from the Group's Senior Note Issuance in May 2025, which increased debt securities by $1.7bn to $5.3bn. The additional liquidity gives us the ability to support our clients during periods of volatility as well as take advantage of market opportunities to grow our businesses. We saw significant growth in our Prime Services offering, primarily related to securities-based swaps, which was the primary driver of the $2.4bn increase in Securities2 to $8.9bn. Additionally, the continued growth of the Group's Clearing business in the US and APAC during the period contributed to higher client balances. Unsettled securities transactions also increased, driven by the Group's Agency and Execution business which led to an increase in Trade Receivables and Trade Payables.
The Group's equity base increased during the nine month period ended to 30 September 2025, with Total Equity increasing by 21% to $1.2bn, up from $976.9m primarily driven by strong profitability in the period with Profit After Tax of $222.4m, partly offset by a dividend payment of $38.1m.

	30 September 2025	31 December 2024
	$m	$m	Change
Cash & Liquid Assets[1]	7,600.7	6,213.0	22%
Trade Receivables	11,042.8	7,553.2	46%
Reverse Repo Agreements	3,148.0	2,490.4	26%
Securities[2]	8,859.9	6,459.7	37%
Derivative Instruments	1,623.7	1,163.5	40%
Other Assets[3]	345.3	199.7	73%
Goodwill and Intangibles	319.7	233.0	37%
Total Assets	32,940.1	24,312.5	35%
Trade Payables	13,528.3	9,740.4	39%
Repurchase Agreements	3,405.6	2,305.8	48%
Securities[4]	7,703.1	6,656.7	16%
Debt Securities	5,301.4	3,604.5	47%
Derivative Instruments	1,706.5	751.7	127%
Other Liabilities[5]	111.6	276.5	(60)%
Total Liabilities	31,756.5	23,335.6	36%
Total Equity	1,183.6	976.9	21%
1.    Cash & Liquid Assets are cash and cash equivalents, treasury instruments pledged as collateral, treasury instruments unpledged, fixed income securities pledged as collateral and fixed income securities unpledged.
2.    Securities assets are equity instruments and stock borrowing.
3.    Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
4.    Securities liabilities are stock lending and short securities.
5.    Other Liabilities are deferred tax liability, lease liability, provisions and corporation tax.

Financial Review (continued)
Liquidity

	30 September 2025	31 December 2024
	$m	$m
Total available liquid resources	3,104.3	2,439.8
Liquidity headroom	1,544.8	1,060.0
A prudent approach to capital and liquidity and commitment to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 30 September 2025, the Group held $3.1bn of total available liquid resources, including the undrawn portion of the committed revolving credit facility (FY 2024: $2.4bn).
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds, unencumbered securities guaranteed by the U.S. Government, excess funds held at exchanges or brokers, and other liquid unencumbered securities post haircut. The Group also includes any undrawn portion of its revolving credit facility in its total available liquid resources. The unsecured revolving credit facility of $150.0m remains undrawn as at 30 September 2025 (FY 2024: $150.0m, undrawn). Facilities held by operating subsidiaries, and which are only available to the relevant subsidiary, have been excluded from these figures as they are not available to the Group.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systematic and idiosyncratic risk factors.
Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 30 September 2025 was determined by the Own Funds Threshold Requirement set via an assessment of the Group’s capital adequacy and risk assessment conducted annually.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
Maintaining a prudent approach to capital and liquidity in order to maintain an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development.
The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group’s capital position as at 30 September 2025 and as at the 2024 year end:

	30 September 2025	31 December 2024
	$m	$m
Core equity Tier 1 Capital[1]	761.9	623.9
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	0.6	1.6
Total Capital Resources	860.1	723.1

Own Funds Threshold Requirement[2]	378.7	308.8
Total Capital Ratio[3]	227%	234%
1. Total capital resources include unaudited results for the financial period.
2. Own Funds Requirement presented as higher of K-factor requirements and the Own Funds Threshold Requirement (OFTR) based on the latest ICARA process
3. The ratio expresses the Group’s total capital as a percentage of Own Funds Requirement

At 30 September 2025, the Group had a Total Capital Ratio of 227% (FY 2024: 234%), representing significant capital headroom to minimum requirements. The decrease in the Total Capital Ratio resulted from an increase in the capital requirement driven by the updated Own Funds Threshold Requirement (OFTR), partly offset by an increase in Total Capital Resources due to profit (unaudited) in the nine month period ended 30 September 2025.

Financial Review (continued)
Dividend

The Board of Directors approved the payment of a dividend of $0.15 per share to be paid on 3 December 2025 to the shareholders on record at the close of business on 17 November 2025.
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, expected financial results, acquisitions and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine or the ongoing conflict in the Middle East, on market volatility, global macroeconomic conditions and commodity prices; changes to the U.S regulatory regime, including with respect to tariffs; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investigations or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended 31 December 2024 filed with the Securities and Exchange Commission (the “SEC”) as updated by our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Basic Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.
Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities relating to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs, (x) fair value of the cash settlement option on the Growth Shares and (xi) public offering of ordinary shares. Items (i) to (xi) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is Profit after Tax divided by revenue.
Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity)
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax (ii) profit attributable to Additional Tier 1 (“AT1”) note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons and (iii) profit attributable to non-controlling interest. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax.
Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit after Tax Attributable to Common Equity)
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Average Common Equity for the three months ended 30 September 2025 and 2024, is calculated as the average of Common Equity as at 30 September of the current period and 30 June of the current period. Average Common Equity for the nine months ended 30 September 2025 and 2024 is calculated as the average of Common Equity as at 31 December of the prior period, 31 March, 30 June and 30 September of the current period. For the three months ended 30 September 2025 and 2024, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by four and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes. For the nine months ended 30 September 2025 and 2024, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Common Equity for the period divided by nine and multiplied by twelve and then divided by average Common Equity for the period.
We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is Return on Equity, which is calculated as profit after tax for the period divided by average equity. Average Equity for the three months ended 30 September 2025 and 2024 is calculated as the average of total equity at 30 June of the current year and 30 September of the current year. Average Equity for the nine months ended 30 September 2025 and 2024 is calculated as the average Equity as at 31 December of the prior period, 31 March, 30 June and 30 September of the current period. For the three months ended 30 September 2025 and 2024, Return on Equity is calculated for comparison purposes on an annualised basis as Profit After Tax for the period multiplied by four and then divided by Average Equity for the period. It is presented on an annualised basis for comparison purposes. For the nine months ended 30 September 2025 and 2024, Return on Equity is calculated for comparison purposes on an annualised basis as Profit After Tax for the period divided by nine and multiplied by twelve and then divided by average Equity for the period.

Appendix 1 (continued)
Non-IFRS Financial Measures and Key Performance Indicators (continued)

Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
•they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
•they do not reflect impairment of goodwill;
•other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
•the adjustments made in calculating these non-IFRS financial measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
Key Performance Indicators
We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Trades Executed” means the total number of trades executed on our platform in a given year.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.
“Market Volumes” are calculated as follows:
•All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX)
•Energy volumes on Eurex, ICE, NYMEX, SGX
•Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX

Appendix 1 (continued)
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended	3 months ended	9 months ended	9 months ended
	30 September 2025	30 September 2024	30 September 2025	30 September 2024
	$m	$m	$m	$m
Profit After Tax	73.2	58.4	222.4	161.3
Taxation charge	25.6	20.6	78.0	56.7
Profit Before Tax	98.8	79.0	300.4	218.0
Bargain purchase gains[1]	—	—	(3.6)	—
Amortisation of acquired brands and customer lists[2]	1.7	1.2	4.7	3.8
Activities relating to shareholders[3]	—	—	—	2.4
Employer tax on vesting of the growth shares[4]	—	—	—	2.2
Owner fees[5]	—	—	0.4	2.4
IPO preparation costs[6]	—	0.3	—	8.6
Fair value of the cash settlement option on the growth shares[7]	—	—	—	2.3
Public offering of ordinary shares[8]	—	—	1.3	—
Adjusted Profit Before Tax	100.5	80.5	303.2	239.7
Tax and the tax effect on Adjusting Items[9]	(24.7)	(19.7)	(75.5)	(56.6)
Profit attributable to AT1 note holders[10]	(3.3)	(3.3)	(9.9)	(9.9)
Profit attributable to non-controlling interest[11]	(0.3)	—	(0.3)	—
Adjusted Profit after Tax Attributable to Common Equity	72.2	57.5	217.5	173.2

Profit After Tax Margin	15.1%	14.9%	15.3%	13.7%
Adjusted Profit Before Tax Margin[12]	20.7%	20.6%	20.9%	20.3%

Basic Earnings per Share ($)	0.97	0.78	2.98	2.20
Diluted Earnings per Share ($)[13]	0.92	0.73	2.80	2.05

Adjusted Basic Earnings per Share($)	1.01	0.82	3.05	2.51
Adjusted Diluted Earnings per Share ($)[13]	0.96	0.76	2.87	2.35

Weighted average number of shares	71,699,922	70,290,886	71,238,377	68,875,961
Period end number of shares	71,699,922	70,290,886	71,699,922	70,290,886

Common Equity[14]	1,047.8	823.5	980.9	749.7
Adjusted Return on Equity (%)	27.6%	27.9%	29.6%	30.8%
1. A bargain purchase gain was recognised as a result of the Group's acquisition of Darton Group Limited (“Darton”).
2. This represents the amortisation charge for the period of acquired brands and customers lists.
3.    Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
4.Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
5. Owner fees relate to management services to parties associated with the former ultimate controlling party based on a percentage of the Group’s profitability. Owner fees are excluded from operating expenses as they do not form part of the operation of the business and ceased to be incurred after the completion of our offering.

6. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
7. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to take equity, the liability was derecognised.
8. Costs relating to the public offerings of ordinary shares by certain selling shareholders.
9. Adjusted Operating Tax represents the tax effect on the Group's non-operating adjusting items and the tax benefit of the coupons.
10. Profit attributable to Additional Tier 1 (AT1) note holders includes the coupons on the AT1 which are accounted for as dividends.
11. Profit attributable to non-controlling interest relates to the Group's acquisition of Hamilton Court.
12. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by Revenue for the period.
13.The weighted average numbers of diluted shares used in the calculation of earnings per share are as follows: three months ended 30 September 2025 75,381,685 ; three months ended 30 September 2024 75,257,715 ; nine months ended 30 September 2025 75,723,200 ; nine months ended 30 September 2024 73,842,790.
14.Common Equity for each three-month period is calculated as the average balance of total equity minus additional Tier 1 capital and non-controlling interest as at 30 June and 30 September of the related year. Common Equity for each nine-month period is calculated as the average balance of total equity minus additional Tier 1 capital and non-controlling interest as at 31 December of the prior year and 31 March, 30 June and 30 September of the current year.

Appendix 2 – Supplementary Segmental Financial Information

Revenue
The following tables present the Group's segmental revenue for the periods indicated:

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
3 months ended 30 September 2025	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	66.3	166.6	(0.7)	—	—	232.2
Net trading income	5.6	85.8	36.5	69.8	—	197.7
Net interest income/(expense)	61.6	5.5	(7.6)	(21.4)	0.4	38.5
Net physical commodities income	—	0.6	15.6	—	—	16.2
Revenue	133.5	258.5	43.8	48.4	0.4	484.6

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
3 months ended 30 September 2024	$m	$m	$m	$m	$m	$m
Net commission income/(expense)	61.8	141.9	(0.9)	—	—	202.8
Net trading income	0.2	20.3	55.4	45.7	—	121.6
Net interest income/(expense)	54.7	7.6	(5.2)	(10.1)	16.5	63.5
Net physical commodities income	—	0.6	2.7	—	—	3.3
Revenue	116.7	170.4	52.0	35.6	16.5	391.2

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
9 months ended 30 September 2025	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	205.6	536.7	(2.3)	—	—	740.0
Net trading income	16.8	212.0	150.5	180.8	—	560.1
Net interest income/(expense)	169.1	7.8	(17.2)	(46.7)	13.5	126.5
Net physical commodities income	—	2.3	23.1	—	—	25.4
Revenue	391.5	758.8	154.1	134.1	13.5	1,452.0

	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
9 months ended 30 September 2024	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	197.4	436.4	(3.7)	—	—	630.1
Net trading income	2.5	40.2	163.9	157.7	—	364.3
Net interest income/(expense)	141.7	25.1	(15.8)	(36.1)	49.6	164.5
Net physical commodities income	—	1.3	18.9	—	—	20.2
Revenue	341.6	503.0	163.3	121.6	49.6	1,179.1

Appendix 3 – Supplementary IFRS Financial Information

Consolidated Income Statement for the Nine Months Ended 30 September 2025

	9 months ended	9 months ended
	30 September 2025	30 September 2024
	$m	$m
Commission and fee income	1,377.5	1,228.9
Commission and fee expense	(637.5)	(598.8)
Net commission income	740.0	630.1
Net trading income	560.1	364.3
Interest income	658.0	558.0
Interest expense	(531.5)	(393.5)
Net interest income	126.5	164.5
Net physical commodities income	25.4	20.2
Revenue	1,452.0	1,179.1

Expenses
Compensation and benefits	(889.6)	(727.6)
Depreciation and amortisation	(26.1)	(22.3)
Other expenses	(245.8)	(216.1)
(Provision)/recovery for credit losses	(1.2)	2.8
Bargain purchase gain on acquisition	3.6	—
Other income	7.5	2.1
Profit before tax	300.4	218.0
Tax	(78.0)	(56.7)
Profit after tax	222.4	161.3

Appendix 3 – Supplementary IFRS Financial Information (continued)

Consolidated Statement of Financial Position

	30 September 2025	31 December 2024
	$m	$m
Assets
Non-current assets
Goodwill	248.3	176.5
Intangible assets	71.4	56.5
Property, plant and equipment	26.2	20.8
Right-of-use asset	62.3	59.9
Investments	26.7	24.0
Deferred tax	20.6	46.7
Treasury instruments (unpledged)	59.3	53.5
Treasury instruments (pledged as collateral)	294.7	46.1
Total non-current assets	809.5	484.0

Current assets
Corporate income tax receivable	30.0	12.5
Trade and other receivables	11,042.8	7,553.2
Inventory	179.5	35.8
Equity instruments (unpledged)	842.4	231.4
Equity instruments (pledged as collateral)	5,163.2	4,446.6
Derivative instruments	1,623.7	1,163.5
Stock borrowing	2,854.3	1,781.7
Treasury instruments (unpledged)	542.3	556.2
Treasury instruments (pledged as collateral)	3,487.2	2,912.9
Fixed income securities (unpledged)	4.7	87.7
Fixed income securities (pledged)	104.8	—
Reverse repurchase agreements	3,148.0	2,490.4
Cash and cash equivalents	3,107.7	2,556.6
Total current assets	32,130.6	23,828.5
Total assets	32,940.1	24,312.5

Appendix 3 – Supplementary IFRS Financial Information (continued)

Consolidated Statement of Financial Position (continued)

	30 September 2025	31 December 2024
	$m	$m
Liabilities
Current liabilities
Repurchase agreements	3,405.6	2,305.8
Trade and other payables	13,528.3	9,740.4
Stock lending	5,153.4	4,952.1
Short securities	2,549.7	1,704.6
Short-term borrowings	0.5	152.0
Lease liability	11.9	10.5
Derivative instruments	1,706.5	751.7
Corporation tax	21.8	41.9
Debt securities	2,648.9	2,119.6
Provisions	0.4	0.6
Total current liabilities	29,027.0	21,779.2
Non-current liabilities
Lease liability	72.0	67.0
Debt securities	2,652.5	1,484.9
Deferred tax liability	5.0	4.5
Total non-current liabilities	2,729.5	1,556.4
Total liabilities	31,756.5	23,335.6
Total net assets	1,183.6	976.9

Equity
Share capital	0.1	0.1
Share premium	225.9	202.6
Additional Tier 1 capital (AT1)	97.6	97.6
Retained earnings	896.7	722.4
Own shares	(57.9)	(23.2)
Other reserves	17.1	(22.6)
Non-controlling interest	4.1	—
Total equity	1,183.6	976.9